SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

November 11, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that our Deputy General Manager, Mr. Gianfranco Ferrari de las Casas, has informed us that today he was notified at his personal address of a Prosecutor’s Decision issued by the Corporate Supraprovincial Prosecutor's Office Specialized in Officer Corruption Offenses Special Team - Fourth Court Division (Fiscalía Supraprovincial Corporativa Especializada en Delitos de Corrupción de Funcionarios Equipo Especial – Cuarto Despacho). Through such notice, Mr. Ferrari was informed that he has been included in the preparatory investigation carried out against Mr. Yehude Simon M. and an additional sixty-five (65) individuals on the grounds of, in his particular case, alleged primary complicity in the alleged crime against the public administration, aggravated collusion, incompatible negotiation or improper use of position and criminal organization detrimental to the Peruvian State, in connection with the financial advisory services provided by Banco de Crédito del Perú to the Olmos Project.

Our institution has carefully reviewed the performance of the officers of Banco de Credito del Peru in relation to the financial advisory services provided by the Bank in connection with the Olmos Project and has concluded that the facts under investigation do not give rise to any liability of Banco de Credito del Peru or its officers. Our institution bases this view on the qualified opinion of external consultants specializing in the matter.

Therefore, we consider that the opening of the aforementioned preparatory investigation will not have any impact on the normal operation of our institution, nor will it affect the dedication and performance of our officers in undertaking their regular duties.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative